Exhibit 99.31

TO THE SHAREHOLDERS

We are pleased to report on your Company’s results for the nine months ended September 30, 2017, the Company’s second public reporting period as a result of our recent listing on the Canadian Securities Exchange (“CSE”).

Revenues for the three and nine month periods ended September 30, 2017 were $6,140,224 and $13,714,847 respectively compared to $786,915 and $2,286,095 in the comparable 2016 periods. Net Income for the three and nine month periods ended September 30, 2017 were $655,309 and $632,269 respectively compared to a net loss of ($3,056,303) and ($5,359,845) in the comparable 2016 periods.

During the period we continued to experience dynamic growth in all areas of the Company as we continue to execute our business plan aimed at being a market leader and innovator in the development of products and services to better serve our patients and physicians. Our standardized, pesticide-free products and our physician education programs continue to position us as one of the premier providers resulting in exceptional new patient growth.

Subsequent to the end of the current quarter we have increased our active patient base by 13% to in excess of 35,000, with sales now exceeding $2.3 million per month.

In October we received a Health Canada Cultivation Licence under the ACMPR for our completed 250,000 square foot Phase 1 redevelopment of our 430,000 square foot Niagara Greenhouse Facility. Phase 1 was completed both on budget and on time. I am pleased to report that we have completed our first harvest from our Niagara Facility and full utilization from Phase 1 is expected in December 2017. The planned Phase 2 expansion at the Niagara Facility is anticipated to be completed and in cultivation towards the middle of 2018. Phase 1 and 2 should conservatively provide the Company with an additional 40,000 kilograms of annual growing capacity.

Our recent listing on the CSE has provided the Company with the exposure, platform and access to capital markets required to effectively compete and participate in the dynamic growth of our industry.

We recently reached an agreement with a syndicate of underwriters pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 3.5 million common shares of the Company, at a price of $5.00 per Common Share for aggregate gross proceeds to the Company of $17.5 million. The Company has also granted the Underwriters an Over-Allotment Option to purchase up to 500,000 additional Common Shares of the Company on the same terms as the Offering. The Underwriters have advised the Company that they intend to exercise the Over-Allotment Option in full so that the aggregate gross proceeds of the Offering will be $20 million. In addition we have arranged for a $15 million non-revolving demand loan for the Niagara Greenhouse Facility. The terms presented to the Company remain subject to the lender’s credit committee approval. The loan together with the bought deal Offering will fully fund the Company through the Phase 2 expansion at the Niagara Greenhouse Facility as well as provide funds for general and working capital purposes.

We have received Health Canada approval to export medical marijuana internationally to Countries where medical marijuana is legalized and we have begun shipping to Australia. Australia is the first of many markets that we are expecting to supply. Other countries that we anticipate shipping to shortly are Germany, Denmark and Brazil.

The pending legislation to legalize the adult consumer recreational use of cannabis provides a further major opportunity for us. With the completion of all phases of our Niagara expansion we plan to have in excess of 1,000,000 square feet of production capacity. This will give us the ability to acquire a substantial share of the increased demand arising from these new markets.

We have assembled an amazing team with varying talents, all of whom have helped us build a business designed to meet the highest standards and which will allow us to reach our full potential.

We thank all of our shareholders for their ongoing interest and support and invite you to visit our investor relations page at www.canntrust.ca/investor-relations.

On behalf of the Board,

Signed “Eric Paul”

Eric Paul

Chief Executive Officer